AmpliTech Group, Inc.

155 Plant Avenue

Hauppauge, NY, 11788

(631) 521-7831

April 28, 2022

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Re:	AmpliTech Group, Inc.
Registration Statement on Form S-3
File No. 333-264420

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, AmpliTech Group, Inc. (the “Company”) hereby respectfully requests acceleration of the effectiveness of the above-referenced Registration Statement so that such Registration Statement will become effective as of 4:30 PM Eastern Time, May 2, 2022, or as soon as practicable thereafter.

Very truly yours,

AmpliTech Group, Inc.

By:	/s/ Fawad Maqbool
Fawad Maqbool
Chief Executive Officer